                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(MARK ONE)
          (X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

          ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________


                         Commission File Number 0-12406


                               IMMUNEX CORPORATION
                      PROFIT SHARING 401(k) PLAN AND TRUST
                            (Full title of the plan)


                               IMMUNEX CORPORATION
             (Exact name of registrant as specified in its charter)


                              51 University Street
                                Seattle, WA 98101
                    (Address of principal executive offices)

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                 Financial Statements and Supplemental Schedules


                        December 31, 1997, 1996, and 1995


                                    CONTENTS
Report of Independent Auditors....................................................   1

Audited Financial Statements

Statements of Assets Available for Benefits with Fund Information.................   2
Statements of Changes in Assets Available for Benefits with Fund Information......   3
Notes to Financial Statements.....................................................   7


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes........................  16
Line 27d - Schedule of Reportable Transactions....................................  17

                         Report of Independent Auditors

The Administrative Committee
Immunex Corporation
   Profit Sharing 401(k) Plan and Trust

We have audited the accompanying statements of assets available for benefits of Immunex Corporation Profit Sharing 401(k) Plan and Trust (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and of reportable transactions for the year then ended are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation the financial statements taken as a whole.

The information presented in the schedule of assets held for investment purposes does not disclose the historical cost of investments. Also, the information presented in the schedule of reportable transactions does not disclose the cost of sales transactions and the related net gain or loss. Disclosure of historical cost information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                          ERNST & YOUNG LLP
Seattle, Washington
April 29, 1998

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

        Statements of Assets Available for Benefits with Fund Information


                                                            SCHWAB         FIDELITY         PIMCO         DODGE &
                                             SCHWAB        INST. ADV.     GROWTH AND        TOTAL           COX
DECEMBER 31, 1997                             CASH           MONEY          INCOME         RETURN         BALANCED
                                        ----------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Interest-bearing cash                    $ 187,274      $  690,840    $          -     $        -     $         -
   Mutual funds                                     -               -      18,903,724        399,895       3,446,010
   Corporate stock - common                         -               -               -              -               -
   Participant loans                                -               -               -              -               -
                                        ----------------------------------------------------------------------------
Total investments                             187,274         690,840      18,903,724        399,895       3,446,010

Transfers                                    (182,103)          2,232          63,832          2,723          13,315
                                        ----------------------------------------------------------------------------
Assets available for benefits               $   5,171      $  693,072    $ 18,967,556     $  402,618     $ 3,459,325
                                        ----------------------------------------------------------------------------
                                        ----------------------------------------------------------------------------











                                            CRABBE         RAINIER
                                            HUSON         SMALL/MID
                                             CORE          CAPITAL      EUROPACIFIC       IMMUNEX      PARTICIPANT
DECEMBER 31, 1997                           EQUITY         EQUITY          GROWTH          STOCK          LOANS           TOTAL
                                        ------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Interest-bearing cash                 $          -    $          -   $          -    $               $        -    $    878,114
   Mutual funds                             5,683,517      10,163,905      3,978,525                -            -      42,575,576
   Corporate stock - common                         -               -              -        1,280,934            -       1,280,934
   Participant loans                                -               -              -                -      707,484         707,484
                                        ------------------------------------------------------------------------------------------
Total investments                           5,683,517      10,163,905      3,978,525        1,280,934      707,484      45,442,108

Transfers                                      25,120          47,458         26,233           10,302       (9,112)              0
                                        ------------------------------------------------------------------------------------------
Assets available for benefits            $  5,708,637    $ 10,211,363   $  4,004,758    $   1,291,236   $  698,372    $ 45,442,108
                                        ------------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------------

























            Immunex Corporation Profit Sharing 401(k) Plan and Trust

   Statements of Assets Available for Benefits with Fund Information (continued)






DECEMBER 31, 1996
ASSETS
Investments, at fair value:
   Interest-bearing cash                    $ 28,052       $  526,396    $          -     $        -     $         -
   Mutual funds                                    -                -      13,643,757        200,849       2,529,578
   Corporate stock - common                        -                -               -              -               -
   Participant loans                               -                -               -              -               -
                                        ----------------------------------------------------------------------------
Total investments                             28,052          526,396      13,643,757        200,849       2,529,578

Receivables:
   Employee contributions                          -              282          37,648          1,686           7,199
   Employer contributions                    (11,841)             687          14,476            799           1,313
   Accrued income on investments                   -                -               -          1,050               -
                                        ----------------------------------------------------------------------------
Assets available for benefits               $ 16,211       $  527,365    $ 13,695,881     $  204,384     $ 2,538,090
                                        ----------------------------------------------------------------------------
                                        ----------------------------------------------------------------------------















DECEMBER 31, 1996
ASSETS
Investments, at fair value:
   Interest-bearing cash                 $          -    $          -   $          -    $           9   $        -    $    554,457
   Mutual funds                             4,165,279       6,575,910      3,022,015                -            -      30,137,388
   Corporate stock - common                         -               -              -          141,082            -         141,082
   Participant loans                                -               -              -                -      542,163         542,163
                                        ------------------------------------------------------------------------------------------
Total investments                           4,165,279       6,575,910      3,022,015          141,091      542,163      31,375,090

Receivables:
   Employee contributions                      16,357          27,063         17,456            1,757       (7,853)        101,595
   Employer contributions                       6,619          14,061          6,006              704            -          32,824
   Accrued income on investments                    -               -              -                -            -           1,050
                                        ------------------------------------------------------------------------------------------
Assets available for benefits            $  4,188,255    $  6,617,034   $  3,045,477    $     143,552   $  534,310    $ 31,510,559
                                        ------------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------------



SEE ACCOMPANYING NOTES.

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

  Statements of Changes in Assets Available for Benefits with Fund Information


                                                         SCHWAB         FIDELITY          PIMCO            DODGE &
                                          SCHWAB        INST. ADV.     GROWTH AND         TOTAL              COX
YEAR ENDED DECEMBER 31, 1997               CASH           MONEY          INCOME           RETURN           BALANCED
                                        ---------------------------------------------------------------------------
ADDITIONS
Investment income:
   Interest                             $     205       $       -     $          -     $       -       $          -
   Dividends                                    -          31,562          846,674        17,686            261,991
   Net realized and unrealized
       appreciation (depreciation)              -               -        3,421,134         2,890            308,843
                                        ---------------------------------------------------------------------------
   Total investment income                    205          31,562        4,267,808        20,576            570,834

Contributions:
   Employer                                     -          21,762          610,064        29,032            124,560
   Employee                                     -          48,288        1,368,241        59,100            265,962
   Rollovers                              (11,245)            184          234,644        15,674             87,648
                                        ---------------------------------------------------------------------------
Total contributions                       (11,245)         70,234        2,212,949       103,806            478,170
                                        ---------------------------------------------------------------------------
Total additions                           (11,040)        101,796        6,480,757       124,382          1,049,004

DEDUCTIONS
Benefits paid to participants                   -         (21,586)        (724,541)       (2,173)          (137,241)
Administrative expenses                         -            (475)          (3,448)         (164)              (790)
                                        ---------------------------------------------------------------------------
Total deductions                                0         (22,061)        (727,989)       (2,337)          (138,031)

Net transfers (to) from other funds             -          85,972         (481,093)       76,189             10,262
                                        ---------------------------------------------------------------------------
Increase (decrease) in assets available
   for benefits                           (11,040)        165,707        5,271,675       198,234            921,235

Assets available for benefits:
   Beginning of year                       16,211         527,365       13,695,881       204,384          2,538,090
                                        ---------------------------------------------------------------------------
   End of year                          $   5,171       $ 693,072     $ 18,967,556     $ 402,618       $  3,459,325
                                        ---------------------------------------------------------------------------
                                        ---------------------------------------------------------------------------
































            Immunex Corporation Profit Sharing 401(k) Plan and Trust

             Statements of Changes in Assets Available for Benefits
                         with Fund Information (continued)


                                            CRABBE          RAINIER
                                             HUSON         SMALL/MID
                                             CORE           CAPITAL        EUROPACIFIC     IMMUNEX      PARTICIPANT
YEAR ENDED DECEMBER 31, 1997                EQUITY          EQUITY           GROWTH         STOCK          LOANS         TOTAL
                                        -------------------------------------------------------------------------------------------
ADDITIONS
Investment income:
   Interest                             $          -   $           -    $          -   $          -     $   59,192    $     59,397
   Dividends                               1,148,362         941,906         337,866              -              -       3,586,047
   Net realized and unrealized
       appreciation                          (27,570)      1,426,629         (37,425)       453,535              -       5,548,036
                                        -------------------------------------------------------------------------------------------
(depreciation)
   Total investment income                 1,120,792       2,368,535         300,441        453,535         59,192       9,193,480

Contributions:
   Employer                                  257,278         473,532         251,754         49,331              -       1,817,313
   Employee                                  566,547       1,055,779         571,624        112,761              -       4,048,302
   Rollovers                                  71,310         176,548          93,535         81,125              -         749,423
                                        -------------------------------------------------------------------------------------------
Total contributions                          895,135       1,705,859         916,913        243,217              0       6,615,038
                                        -------------------------------------------------------------------------------------------
Total additions                            2,015,927       4,074,394       1,217,354        696,752         59,192      15,808,518

DEDUCTIONS
Benefits paid to participants               (225,960)       (460,255)       (194,050)       (40,988)       (60,826)     (1,867,620)
Administrative expenses                       (1,506)         (2,176)           (790)             -              -          (9,349)
                                        -------------------------------------------------------------------------------------------
Total deductions                            (227,466)       (462,431)       (194,840)       (40,988)       (60,826)     (1,876,969)

Net transfers (to) from other funds         (268,079)        (17,634)        (63,233)       491,920        165,696               0
                                        -------------------------------------------------------------------------------------------
Increase (decrease) in assets available
   for benefits                            1,520,382       3,594,329         959,281      1,147,684        164,062      13,931,549

Assets available for benefits:
   Beginning of year                       4,188,255       6,617,034       3,045,477        143,552        534,310      31,510,559
                                        -------------------------------------------------------------------------------------------
   End of year                          $  5,708,637   $  10,211,363    $  4,004,758   $  1,291,236     $  698,372    $ 45,442,108
                                        -------------------------------------------------------------------------------------------
                                        -------------------------------------------------------------------------------------------

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

          Statements of Changes in Assets Available for Benefits with
                          Fund Information (continued)


                                        INVESCO
                                        STRATEGIC     FIDELITY
                                         HEALTH      GROWTH AND                    BALANCED     PRINCIPAL      SCHWAB      IMMUNEX
YEAR ENDED DECEMBER 31, 1996            SCIENCES       INCOME          JANUS       PORTFOLIO    PRESERVATION    CASH        STOCK
                                     -------------------------------------------------------  ------------------------------------
ADDITIONS
Investment income:
   Interest                          $     2,255   $     13,328   $     3,825   $    46,824   $    34,206     $ 4,103         $ -
   Dividends                                   -        688,327             -        13,598             -           -           -
   Net realized and unrealized
      appreciation (depreciation)        128,766      1,661,788       414,956       166,968       (20,105)          -      41,268
                                     -------------------------------------------------------  ------------------------------------
   Total investment income               131,021      2,363,443       418,781       227,390        14,101       4,103      41,268

Contributions:
   Employer                              123,733        749,688       203,030       102,842        28,989           -      11,301
   Employee                              271,681      1,619,107       442,649       203,379        58,273           -      25,596
   Rollovers                              55,234        145,775        54,111        33,166         9,927      12,108         111
                                     -------------------------------------------------------  ------------------------------------
Total contributions                      450,648      2,514,570       699,790       339,387        97,189      12,108      37,008
                                     -------------------------------------------------------  ------------------------------------
Total additions                          581,669      4,878,013     1,118,571       566,777       111,290      16,211      78,276

DEDUCTIONS
Benefits paid to participants           (145,804)    (1,294,551)     (333,557)     (206,691)     (108,820)          -        (183)
Administrative expenses                        -           (559)            -       (16,313)       (1,268)          -           -
                                     -------------------------------------------------------  ------------------------------------
Total deductions                        (145,804)    (1,295,110)     (333,557)     (223,004)     (110,088)          0        (183)

Net transfers (to) from other funds   (2,464,540)    (2,927,911)   (4,634,405)   (3,524,352)   (1,038,972)          -      65,459
                                     -------------------------------------------------------  ------------------------------------
Increase (decrease) in assets
   available for benefits             (2,028,675)       654,992    (3,849,391)   (3,180,579)   (1,037,770)     16,211     143,552

Assets available for benefits:
   Beginning of year                   2,028,675     13,040,889     3,849,391     3,180,579     1,037,770           -           -
                                     -------------------------------------------------------  ------------------------------------
   End of year                       $         0   $ 13,695,881   $         0   $         0   $         0     $16,211   $ 143,552
                                     -------------------------------------------------------  ------------------------------------
                                     -------------------------------------------------------  ------------------------------------


                                                       CRABBE          RAINIER
     SCHWAB            PIMCO          DODGE &           HUSON         SMALL/MID
   INST. ADV.          TOTAL            COX             CORE           CAPITAL        EUROPACIFIC     PARTICIPANT
      MONEY           RETURN         BALANCED          EQUITY          EQUITY           GROWTH           LOANS            TOTAL
----------------------------------------------------------------------------------------------------------------------------------
    $  14,680       $        -      $        -       $        -      $        -       $        -       $  45,154      $   164,375
            -            5,619          67,424          325,184         323,749           82,655               -        1,506,556

            -            5,350         141,341          (37,662)        461,470          127,826               -        3,091,966
----------------------------------------------------------------------------------------------------------------------------------
       14,680           10,969         208,765          287,522         785,219          210,481          45,154        4,762,897


      (34,000)          10,294          47,068          109,952         191,017          103,771               -        1,647,685
       20,531           19,196         103,990          238,869         420,080          229,022               -        3,652,373
            -            3,488           7,974           39,021          52,708           26,247               -          439,870
----------------------------------------------------------------------------------------------------------------------------------
      (13,469)          32,978         159,032          387,842         663,805          359,040               0        5,739,928
----------------------------------------------------------------------------------------------------------------------------------
        1,211           43,947         367,797          675,364       1,449,024          569,521          45,154       10,502,825



      (21,674)               -         (64,052)        (243,877)       (109,938)            (814)        (35,521)      (2,565,482)
            -                -             (44)            (123)           (268)             (56)              -          (18,631)
----------------------------------------------------------------------------------------------------------------------------------
      (21,674)               0         (64,096)        (244,000)       (110,206)            (870)        (35,521)      (2,584,113)


      547,828          160,437       2,234,389        3,756,891       5,278,216        2,476,826          70,134                0
----------------------------------------------------------------------------------------------------------------------------------

      527,365          204,384       2,538,090        4,188,255       6,617,034        3,045,477          79,767        7,918,712



            -                -               -                -               -                -         454,543       23,591,847
----------------------------------------------------------------------------------------------------------------------------------
     $527,365         $204,384      $2,538,090       $4,188,255      $6,617,034       $3,045,477        $534,310      $31,510,559
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

               Immunex Corporation Profit Sharing 401(k) Plan and Trust

   Statements of Changes in Assets Available for Benefits with Fund Information
                                     (continued)


                                     INVESTCO
                                     STRATEGIC     FIDELITY
                                      HEALTH      GROWTH AND                   BALANCED      PRINCIPAL    PARTICIPANT
YEAR ENDED DECEMBER 31, 1995         SCIENCES       INCOME         JANUS       PORTFOLIO   PRESERVATION      LOANS         TOTAL
ADDITIONS                       ----------------------------------------------------------------------------------------------------
Investment income:
  Interest                        $       1,033 $       4,472 $       1,876 $      77,524 $      73,474  $     36,184  $     194,563
  Dividends                             142,213       604,669       197,503        34,344             -             -       978,729
  Loans to participants                  14,486        83,297        26,436        23,672        10,315      (158,206)            0
  Net realized and unrealized
    appreciation                        524,170     2,520,914       557,844       496,452        24,525             -     4,123,905
                                ----------------------------------------------------------------------------------------------------
  Total investment income               681,902     3,213,352       783,659       631,992       108,314      (122,022)    5,297,197

Contributions:
  Employer                              132,200       741,720       290,335       161,517        54,574             -     1,380,346
  Employee                              290,484     1,592,834       653,430       338,539       137,115             -     3,012,402
  Rollovers                              16,718        75,008        66,865        33,488         4,322             -       196,401
                                ----------------------------------------------------------------------------------------------------
Total contributions                     439,402     2,409,562     1,010,630       533,544       196,011             0     4,589,149
                                ----------------------------------------------------------------------------------------------------
Total additions                       1,121,304     5,622,914     1,794,289     1,165,536       304,325      (122,022)    9,886,346

DEDUCTIONS
Benefits paid to participants           119,412       689,503       199,617       455,212       352,915        26,322     1,842,981
Administrative expenses                       -             -             -        26,974         2,795             -        29,769
Loans to participants                    25,578       150,679        58,268        40,392        31,033      (305,950)            0
                                ----------------------------------------------------------------------------------------------------
Total deductions                        144,990       840,182       257,885       522,578       386,743      (279,628)    1,872,750
Net transfers (to) from other
  funds                                 156,976       359,769        19,625      (461,843)      (74,527)            -             0
                                ----------------------------------------------------------------------------------------------------
Increase (decrease) in assets
  available for benefits              1,133,290     5,142,501     1,556,029       181,115      (156,945)      157,606     8,013,596

Assets available for benefits:
  Beginning of year                     895,385     7,898,388     2,293,362     2,999,464     1,194,715       296,937    15,578,251
                                ----------------------------------------------------------------------------------------------------
  End of year                     $   2,028,675 $  13,040,889 $   3,849,391 $   3,180,579 $   1,037,770  $    454,543  $ 23,591,847
                                ----------------------------------------------------------------------------------------------------
                                ----------------------------------------------------------------------------------------------------



SEE ACCOMPANYING NOTES.

               Immunex Corporation Profit Sharing 401(k) Plan and Trust

                            Notes to Financial Statements

                                  December 31, 1997


1.  DESCRIPTION OF THE PLAN

The following description of the Immunex Corporation Profit Sharing 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established on January 1, 1987 to encourage long-term savings by employees and to supplement retirement income. The Plan is a defined contribution profit-sharing plan. All full-time, salaried employees of Immunex Corporation and its wholly owned subsidiaries (the Company) are eligible to enroll in the Plan on January 1 and July 1 following the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of assets available for benefits and the statement of changes in assets available for benefits, as well as the amounts disclosed in the financial statement footnotes. Actual results could differ from those estimates.

CONTRIBUTIONS

Participants may contribute from 1% to 15% of their compensation, tax-deferred, through payroll deductions to the Plan, up to the calendar year limit imposed by the Internal Revenue Service. Participants may also contribute to the Plan amounts previously contributed to another qualified plan.

The Company matches 100% on the first 2% of deferrals and 50% on the next 4% of deferrals for employees with under five years of service. Employees with five or more years of service receive a Company match of 100% on the first 2% of deferrals and 75% on the next 4% of deferrals. Additional amounts may be contributed at the option of the Company's Board of Directors, but they shall not exceed the maximum amount allowable to be taken as a tax deduction by the Company.

On December 31, 1997, $182,103 of contributions were received and were included in the December 31, 1997 Schwab Cash fund balance. Because the contributions were received at the end of the year, the trustee was not able to allocate the funds to the Plan's various investments in accordance with the directives of the Plan participants. These amounts have been represented as pending transfers in the December 31, 1997 statements of assets available for benefits.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the matching employer contribution, and an allocation of Plan earnings and is charged with an allocation of administrative expenses Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participant contributions and actual earnings thereon are 100% vested immediately. Employer contributions vest at the rate of 20% per year of service commencing with the first year of service.

PAYMENT OF BENEFITS

Distributions to terminated participants for vested account balances are made in cash as soon as practicable upon request after termination. Participants are eligible for distribution of 100% of their vested account balances, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement dates, at death, or at total disability, as defined by the Plan document. The nonvested portion of account balances is subject to forfeiture. Forfeitures are used to reduce employer contributions to the Plan for the next Plan year. At December 31, 1996, $15,875 of nonvested Company matching contributions were netted against the contribution receivable to be received from the Company. There were no nonvested Company matching contributions netted against the contribution receivable at December 31, 1997.

HARDSHIP WITHDRAWALS

Hardship withdrawals are permitted by the Plan in accordance with Section 401(k) of the Internal Revenue Code (IRC) with the approval of the Plan administrator.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balances from the Plan, as limited by Section 72(P)(2) of the IRC. Such loans are secured by their account balances. Loan terms range from eight months to ten years. Interest is accrued at the prime rate of interest plus two percentage points.

ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan for the years ended December 31, 1997, 1996, and 1995 were $132,263, $88,172, and $38,383, respectively.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, including the portion related to employer contributions and earnings thereon.

2.  DESCRIPTION OF INVESTMENTS

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of investments are recorded on the trade dates with realized gains and losses based on the average cost of the investments.

Interest-bearing cash consists of highly liquid, short-term investments with purchased maturity dates of less than three months.

Participant loans consist of the principal balance of loans outstanding to the Plan participants.

Participants may invest in one or more of the following funds:

SCHWAB INSTITUTIONAL ADVANTAGE MONEY MARKET FUND - The Schwab Institutional Advantage Money Market Fund consists primarily of bank certificates of deposit; commercial paper rated in the top two rating categories by any nationally recognized statistical rating organization; obligations of, or guaranteed by, the U.S. or Canadian governments, their agencies, or instrumentalities; and repurchase agreements involving obligations that are suitable for investment under the preceding categories. The primary objective of this fund is maximum current income consistent with liquidity and stability of capital. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

FIDELITY GROWTH AND INCOME FUND - The Growth and Income Fund consists of a portfolio of high-yield securities. Investments consist primarily of equity securities; however, they may also include any combination of common stock, preferred stock, and fixed-income securities.

PIMCO TOTAL RETURN FUND - The PIMCO Total Return Fund consists primarily of debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities, but may also include securities denominated in foreign currencies. The primary objective of this fund is to seek total return consistent with preservation of capital.

DODGE & COX BALANCED FUND - The Dodge and Cox Balanced Fund consists primarily of common stocks and convertible securities but may also include investment-grade, fixed-income securities. The primary objective of this fund is to seek income, conservation of principal, and long-term growth of principal and income.

CRABBE HUSON CORE EQUITY FUND - The Crabbe Huson Core Equity Fund consists of a portfolio of common stocks that are widely and actively traded, and foreign securities. The primary objective of this fund is to seek long-term capital appreciation and the preservation of capital.

RAINIER SMALL/MID CAPITAL EQUITY FUND - The Rainier Small/Mid Capital Equity Fund consists primarily of equities issued by companies with market capitalizations between $50 million and $5 billion. The primary objective of this fund is to seek long-term capital appreciation.

EUROPACIFIC GROWTH FUND - The EuroPacific Growth Fund consists primarily of equity securities of issuers domiciled in Europe or the Pacific Basin. The primary objective of this fund is to seek long-term growth of capital.

IMMUNEX CORPORATION COMMON STOCK FUND - The Immunex Corporation Common Stock Fund invests in the common stock of Immunex Corporation. It is an equity investment alternative with a growth objective that allows the participant to invest in and own common stock of Immunex Corporation. As the Immunex Corporation is the Plan sponsor, all related transactions qualify as party-in-interest.

3.  INVESTMENTS

The fair value of investments that represent 5% or more of the Plan's assets available for benefits at December 31 are as follows:

                                                        1997           1996
                                                   -----------------------------
         Dodge & Cox Balanced Fund                  $  3,446,010   $  2,529,578
         Crabbe Huson Core Equity Fund                 5,683,517      4,165,279
         Rainier Small/Mid Cap Equity Fund            10,163,905      6,575,910
         EuroPacific Growth Fund                       3,978,525      3,022,015
         Fidelity Growth and Income Fund              18,903,724     13,643,757

During the years ended December 31, 1997, 1996, and 1995, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in fair value as follows:

                                                          NET
                                                      APPRECIATION
                                                     IN FAIR VALUE
                                                       DURING THE    FAIR VALUE
DECEMBER 31, 1997                                         YEAR      AT YEAR-END
-----------------                                   ----------------------------
Investments at fair value as determined by quoted
  market price:
   Interest-bearing cash                                 $        -  $   878,114
   Mutual funds                                           5,094,501   42,575,576
   Common stock - Immunex Corporation                       453,535    1,280,934
                                                    ----------------------------
                                                          5,548,036   44,734,624
Investments at estimated fair value - participant                 -      707,484
  loans                                             ----------------------------
                                                         $5,548,036  $45,442,108
                                                    ----------------------------
                                                    ----------------------------

DECEMBER 31, 1996
-----------------
Investments at fair value as determined by quoted
  market price:
   Interest-bearing cash                                 $        -  $   554,457
   Mutual funds                                           3,050,698   30,137,388
   Common stock - Immunex Corporation                        41,268      141,082
                                                    ----------------------------
                                                          3,091,966   30,832,927
Investments at estimated fair value - participant                 -      542,163
  loans                                             ----------------------------
                                                         $3,091,966  $31,375,090
                                                    ----------------------------
                                                    ----------------------------

                                                          NET
                                                      APPRECIATION
                                                     IN FAIR VALUE
                                                       DURING THE    FAIR VALUE
DECEMBER 31, 1995                                         YEAR       AT YEAR-END
-----------------                                    ---------------------------
Investments at fair value as determined by quoted
  market price:                                          $    5,560  $   123,553
       Interest-bearing cash
       Certificates of annuity                                4,472       89,445
       Mutual funds                                       3,602,433   18,675,812
       Common stock                                         302,943    1,868,234
       Corporate debt                                       192,241    1,959,642
       Government debt                                       16,256       99,930
                                                     ---------------------------
                                                          4,123,905   22,816,616
Investments at estimated fair value - participant
  loans                                                           -      454,543
                                                     ---------------------------
                                                         $4,123,905  $23,271,159
                                                     ---------------------------
                                                     ---------------------------

4.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                              DECEMBER 31
                                                          1997          1996
                                                       ------------------------
     Assets available for benefits
          per the financial statements                 $45,442,108  $31,510,559
     Amounts allocated to withdrawn participants          (355,551)    (228,326)
                                                       ------------------------
     Assets available for benefits per the
          Form 5500                                    $45,086,557  $31,282,233
                                                       ------------------------
                                                       ------------------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

   Benefits paid to participants per the financial statements        $1,867,620
   Add:  amounts allocated on Form 5500 to withdrawn participants
     at December 31, 1997                                               355,551
   Less:  amounts allocated on Form 5500 to withdrawn participants
     at December 31, 1996                                              (228,326)
                                                                      ---------
   Benefits paid to participants per the Form 5500                   $1,994,845
                                                                      ---------
                                                                      ---------

   Benefits paid to participants per the financial statements        $2,565,482
   Add:  amounts allocated on Form 5500 to withdrawn participants
     at December 31, 1996                                               228,326
   Less:  amounts allocated on Form 5500 to withdrawn participants
     at December 31, 1995                                              (511,111)
                                                                      ---------
   Benefits paid to participants per the Form 5500                   $2,282,697
                                                                      ---------
                                                                      ---------

   Benefits paid to participants per the financial statements        $1,842,981
   Add:  amounts allocated on Form 5500 to withdrawn participants
     at December 31, 1995                                               511,111
   Less:  amounts allocated on Form 5500 to withdrawn participants
     at December 31, 1994                                              (542,761)
                                                                      ---------
   Benefits paid to participants per the Form 5500                   $1,811,331
                                                                      ---------
                                                                      ---------

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

5.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed Immunex Corporation (the Plan Sponsor) by a letter dated November 30, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on Plan operations.

               Immunex Corporation Profit Sharing 401(k) Plan and Trust

              Line 27a - Schedule of Assets Held for Investment Purposes
                             (EIN:  51-0346580, PN:  001)

                                  December 31, 1997


                                                                              (c)
                                                                   DESCRIPTION OF INVESTMENT
                                (b)                             INCLUDING MATURITY DATE, RATE OF           (d)               (e)
  (a)      IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY        INTEREST, PAR OR MATURITY VALUE          COST**         MARKET VALUE
------------------------------------------------------------------------------------------------------------------------------------

        Interest-bearing cash:
   *         Schwab Inst. Advantage Money Fund                           690,840 units                 $                 $   690,840
   *         Schwab Money Market Fund & Cash                             187,274 units                                       187,274
                                                                                                       -----------------------------
        Total cash and cash equivalents                                                                                      878,114

        Common stock:
   *         Immunex Stock                                               23,721 shares                                     1,280,934

        Mutual Funds:
             EuroPacific Growth                                          152,903 units                                     3,978,525
             Crabbe Huson Core Equity                                    302,959 units                                     5,683,517
             Dodge & Cox Balanced                                         51,602 units                                     3,446,010
             Fidelity Growth and Income                                  496,161 units                                    18,903,724
             PIMCO Total Return                                           37,726 units                                       399,895
             Rainier Small/Mid Capital Equity                            452,735 units                                    10,163,905
                                                                                                       -----------------------------
        Total mutual funds                                                                                                42,575,576

   *    Participant loans - participants                             Interest at prime plus 2%
                                                                       maturity through 2007.                                707,484
                                                                                                       -----------------------------
        Total assets held for investment                                                               $                 $45,442,108
                                                                                                       -----------------------------
                                                                                                       -----------------------------


*    Denotes party-in-interest.
**   Historical cost information is not available from the Plan trustee.

               Immunex Corporation Profit Sharing 401(k) Plan and Trust

                    Line 27d - Schedule of Reportable Transactions
                             (EIN:  51-0346580, PN:  001)

                             Year Ended December 31, 1997


                                                                                                                 (h)
                                                                                                               CURRENT
                                                                                                               VALUE OF       (i)
                  (a)                      (b)         (c)         (d)        (e)      EXPENSES      (g)       ASSET ON     NET GAIN
      IDENTITY OF PARTY INVOLVED       DESCRIPTION  PURCHASE     SELLING    LEASE   INCURRED WITH  COST OF    TRANSACTION      OR
       AND DESCRIPTION OF ASSET         OF ASSET      PRICE       PRICE     RENTAL   TRANSACTION    ASSET        DATE        (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.
Fidelity Growth and Income Fund        Mutual Fund  $3,528,133                                   $3,164,931     $3,164,931

Fidelity Growth and Income Fund        Mutual Fund               $1,689,299                            *         1,689,299         *

Europacific Growth Fund                Mutual Fund   1,589,187                                    1,544,464      1,544,464

Europacific Growth Fund                Mutual Fund                  595,252                            *           595,252         *

Crabbe Huson Core Equity Fund          Mutual Fund   2,232,424                                    2,719,289      2,719,289

Crabbe Huson Core Equity Fund          Mutual Fund                  686,616                            *           686,616         *

Rainier Small/mid Capital Equity Fund  Mutual Fund   3,143,368                                    2,875,773      2,875,733

Rainier Small/mid Capital Equity Fund  Mutual Fund                  982,002                            *           980,002         *


THERE WERE NO CATEGORY (i), (ii), OR (iv) REPORTABLE TRANSACTIONS DURING 1997.

* Historical cost information is not available from the Plan trustee.

                                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Immunex Corporation Profit Sharing 401(k)
                                     Plan and Trust


Date:   June 25,  1998               /s/ Douglas G. Southern
        -------------------          -------------------------------------
                                     Douglas G. Southern
                                     Senior Vice President, Chief Financial
                                     Officer and Treasurer




Date:   June 25, 1998                /s/ Kathy Spencer
        -------------------          -------------------------------------
                                     Kathy Spencer
                                     Vice President, Human Resources




Date:   June 25, 1998                /S/ Michael Mumford
        -------------------          -------------------------------------
                                     Michael Mumford
                                     Vice President, Manufacturing

               Immunex Corporation Profit Sharing 401(k) Plan and Trust


                                    Exhibit Index


23.1       Consent of Ernst & Young LLP, Independent Auditors